May 17, 2023

David Manion
Senior Staff Accountant
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Diamond Hill Funds; File Nos. 811-08061 and 333-22075
Dear Mr. Manion:
On May 1, 2023, you provided oral comments with respect to the Annual Report to Shareholders for Diamond Hill Funds (the “Registrant”) for the period ended December 31, 2022 (the "Annual Report") and the Registrant’s related Form N-CEN filed March 14, 2023. Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.
1.    Comment. Item B.22 on Form N-CEN indicates the Diamond Hill International Fund had a net asset value error correction. Please describe the facts and circumstances regarding the error.
Response: On July 19, 2022, the net asset value of the Diamond Hill International Fund was overstated by $249,701 (0.004993% impact) due to the incorrect processing of a corporate action. This resulted in the NAV being overstated by $0.07/share. The error was detected on July 20, 2022 and shareholder activity for the day (two purchase trades) was reprocessed at the correct NAV. There are several controls that exist at the fund accountant around the entry and review of corporate actions. In this case, the large impact identified did not receive further review. Several control enhancements have been implemented to prevent reoccurrence.
2.    Comment. The Statement of Operations of the Diamond Hill Long-Short Fund should in the future state separately the net change in unrealized appreciation (depreciation) on investments for long and short positions as required by Regulation S-X Item 6.07 (7c).
Response. The Registrant will make the requested change in future shareholder reports.
3.    Comment. Item C.7 on Form N-CEN requires the Registrant to indicate if a fund relied on a statutory exemption or any rules under the Act during the reporting period. Item C.7.n.i asks if a fund is excepted from the rule 18f-4 program requirement and limit on fund leverage risk under rule 18f-4(c)(4). The Staff requests this item be checked in future filings.
Response. Rule 18f-4 permits mutual funds (other than money market funds), to enter into derivatives transactions and certain other transactions, including short sales, notwithstanding the restrictions under Section 18 of the Investment Company Act of 1940 (the “Act”). The Diamond Hill Long-Short Fund is the only fund of the Registrant subject to the Rule as it executes short sales. The Long-Short Fund does not expect to rely on all of the exceptions outlined in the Rule, including the

May 17, 2023

exception for funds that limit their derivative usage to less than 10%. These exceptions and the Rule in general will have no impact on the remaining funds of the Registrant, which are prohibited from investing in derivatives or executing short sales. We believe indicating reliance on the exception as a limited derivatives user could be potentially misleading and confusing to shareholders.

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If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.
Sincerely,
Thompson Hine LLP